                             Filed by Stone Energy Corporation and Basin
                             Exploration, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

                             Stone Energy Commission File No.: 001-12074
                             Basin Exploration Commission File No.: 000-20125 Subject Company: Basin Exploration, Inc.

THE FOLLOWING IS A TRANSCRIPT OF A FINANCIAL ANALYST TELECONFERNECE CALL HELD ON OCTOBER 30, 2000.

                          ANALYST TELECONFERENCE SCRIPT
                                October 30, 2000

PETE CANTY

Thank you operator. Good morning ladies and gentlemen. I am Pete Canty, president and chief operating officer of Stone Energy Corporation. Thank you for joining us this morning to hear the details regarding the combination of Stone Energy and Basin Exploration.

With me this morning are Michael Smith, chief executive officer of Basin Exploration, and Jim Prince, vice president and chief financial officer of Stone Energy.

Before we begin, I want to remind you that this conference call may contain statements that may be considered forward looking. Our forward looking statement is at the bottom of today's press release and will be updated from time to time in our SEC filings.

As we announced earlier today, the boards of directors of Stone Energy and Basin Exploration have approved a definitive merger agreement under which Stone will acquire all of the stock of Basin in a tax-free, stock-for-stock transaction.
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The combination is expected to be accounted for as a pooling of interests. It is anticipated to be immediately accretive on a per share basis to cash flow, earnings, and reserves. We anticipate the transaction to be completed early in 2001. The total equity value of the transaction is approximately $410 million. Jim Prince will go into additional details of the terms of the transaction later in the call.

Since going public in 1993, Stone has achieved a parallel compounded growth rate for reserves and stockholder appreciation of some 26%. We believe this transaction is consistent with Stone's focused growth philosophy and our belief in our ability to increase value from quality properties.

As most of you know, Stone is an independent oil and gas company engaged in the acquisition, exploitation and operation of oil and gas properties located in the Gulf Coast Basin. Through our combination with Basin, we have increased our strength, scope and critical mass to become what I believe to be the premier Gulf of Mexico-focused E&P company.

Basin compliments Stone's balanced reserves and significant, defined upside drilling potential. We are anticipating a 54% increase in proved reserves, a 50% increase in daily production,and a 50% increase in drilling prospect inventory. In addition, we will add almost 200,000 acres to our prospective undeveloped lease block portfolio, where our combined technical group can apply their proven abilities of finding oil and gas.
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During due diligence, I personally participated in the prospect evaluation process and was delighted with the working rapport and enthusiasm between our geoscientists.

We also plan to implement a hedging program to lock in high commodity prices on a portion of our combined production. Together with Basin's long life Rocky Mountain property base, this will yield a significant increase in our combined company's predictable, discretionary cash flow.

Together, we will have one of the lowest debt-to-capitalization ratios in our industry, giving us the financial leverage to seize future development and acquisition opportunities.

We expect to realize a number of additional important benefits from this transaction. Joining together will expand Stone's existing high-impact prospect portfolio with a number of geologically opportunistic, multiple-well targets which are uniformly distributed across the Gulf of Mexico. This is an area where both of our organizations have achieved historically high rates of return.
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We have also significantly enhanced our potential for reserve growth by adding
22 producing properties and 47 unexplored primary term lease blocks in the Gulf of Mexico. Additionally, this transaction will enable us to leverage our existing technical and operational expertise over a larger property base while we utilize Basin's 3-D seismic database across the Gulf of Mexico.

I'd like to conclude my remarks by saying again what a compelling opportunity this transaction represents for both of our organizations.

By bringing together Stone's focus on detailed field analysis and exploration of mature fields with Basin's new lease prospect generation expertise, we will create a powerful company with complementary technical skills and a common appreciation for low-cost operations.

This integration of core talents will enable us to significantly enhance the value of our combined current and prospective asset base, making us, I believe, the leading player among independent Gulf of Mexico-focused E&P companies.

I'd now like to turn the call over to Michael Smith, chief executive officer of Basin, who will serve on the board of the combined company.

Michael . . .

MICHAEL SMITH

Thank you Pete. This is a very exciting day for Basin Exploration, and I'm delighted to be here with you today to discuss the transaction.

As Pete said, our combination represents a compelling opportunity for our stockholders and our employees alike. Stone is the right fit for us in every way, from the location and the scope of their exploration projects, to their long-term strategic objectives, and a corporate culture with values that we share.

Our combined drilling programs include several important projects that are currently underway. By drawing on Stone's operational expertise and our enhanced reserve and production base, we will be better able to commercialize these discoveries and enhance our growth potential.

The depth of skill sets created by this combination will enable us to seize exciting high-growth opportunities that neither of us could have pursued on a stand-alone basis. We look forward to working together with Pete and his team to transform our combined company into a formidable presence in the Gulf of Mexico.

With that, I'd like to turn the call over to Jim Prince, Stone Energy's vice president and chief financial officer, who will discuss the financial highlights of this deal.

JIM PRINCE

Thanks Michael.

I'll now summarize the major terms of the transaction and discuss how these will produce value for our stockholders.

Under the agreement, Basin stockholders will receive 0.3974 shares of Stone common stock for each Basin share. Based upon Stone's closing price of $54.16 on Friday, October 27, 2000, which represents $21.52 for each Basin share, this is a premium of 10%. The total equity value of the transaction is approximately $410 million.

In addition, Stone will assume approximately $48 million of Basin debt. Stone's stockholders will own approximately 71% of the combined company and Basin's stockholders will own approximately 29%. The combination is expected to be accounted for as a pooling of interests and is anticipated to be immediately accretive on a per share basis to cash flow, earnings, and reserves.

The combined company will have a total market capitalization of approximately $1.5 billion ($1.4 billion in equity; $100 million in net debt) and a 23% pro forma total debt-to-book capitalization.

With regard to proved reserves: The combined company had pro forma reserves of
596.9 Bcfe as of December 31, 1999. The pro forma reserves were comprised of approximately 65% gas and 35% oil and were divided between the Gulf Coast Basin and the Rocky Mountains, 87% and 13%, respectively.

With respect to production: On a pro forma basis, the combined company produced 91 Bcfe for the fiscal year ended December 31, 1999 and an estimated 73 Bcfe for the nine months ended September 30, 2000. Based on the 1999 year-end pro forma proved reserves and production, the combined company had a reserve life of approximately 6.6 years, consistent with the high proportion of shorter-life Gulf Coast basin reserves. In 2000, we expect that the combined company will produce approximately 101 Bcfe, or an 11% increase over pro forma production in 1999. We expect to grow pro forma combined production by over 15% in 2001.

Both companies currently have projects underway in a number of high potential areas in the Gulf of Mexico. We look to the future with over 179 identified prospects on the combined company's leasehold, or a 47% increase in prospect inventory.

These prospects are located on 43 producing properties and 52 unexplored primary term lease blocks. As we begin to drill these prospects, the combined company will have cash flow beyond what is necessary for our projected 2001 budget.

With regard to development: We recently announced an important discovery at Eugene Island Block 243 on the Narwhal Prospect, which is expected to be brought on full production in May 2001. In addition, we announced the development of discoveries at Weeks Island, West Cameron Block 176 and East Cameron Block 64, which are expected to begin production before year-end, and a discovery at Vermilion Block 267, where we are drilling the first of a multi-well exploratory drilling program. Basin has logged pay in new wells at West Delta Block 58, South Marsh Island Block 235, South Timbalier Block 107 and Vermilion Block 329, all of which we expect to be producing by the first quarter of 2001.

Let me address pro forma cash flow. The combined company generated $153 million of discretionary cash flow for the fiscal year ended December 31, 1999 and an estimated $204 million for the nine months ended September 30, 2000. We estimate that if the companies were combined for the year 2000, total discretionary cash flow would be projected to be in excess of $300 million (approximately $11.50 per pro forma share outstanding).
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We will implement a hedging program to lock in the cash flow value associated with approximately 25%-30% of the combined production from total proved reserves over the next two years. In 2001, based on the current outlook for commodity prices and the security provided by these hedges, the combined company is projected to generate a growth rate in discretionary cash flow in excess of 20%.

The transaction is conditioned, among other things, upon the approval of the stockholders of both companies and customary regulatory approvals. We think this can be closed early in 2001.

I'm very excited about the opportunities that this exciting combination creates, and look forward to sharing more details soon. I'll now turn the call back over to Pete.

PETE CANTY

Thanks Jim. I hope the information we've provided you today drives home the strength of this combination, which I believe puts Stone among the strongest of the P&E players in the Gulf of Mexico. This is truly a winning combination.

Ladies and gentlemen, that concludes our formal remarks. We will now be happy to answer your questions. Operator . . .

Questions & Answers

Mark Fischer with Bank of America Securities

     Q. Good morning. The transaction looks quite straightforward. I was wondering if you could give us a few more details on the hedging in terms of costless collars, puts, prices, costs and what the thought processes behind that piece of the transaction?

     A. (Prince) Mark, we've taken a real close look at this. We've got new accounting rules that become effective January 1 and it looks like the least offensive of the rules as they apply to the contract is actually a put and what we plan to do is to buy a put and put it in place and use that to hedge about two years production.

     Q. Do you know what prices you will be using for the put and more or less what the range of cost of the put will be?

     A. Our initial economics were run on a $3.50 per MCF and $25.00 a barrel and apparently we're estimating that the put will be somewhere between $20 and $25 million dollars.

Mark:  Got it, thanks a lot, Jim.

Ken Beer with Johnson Rice

     Q. Good morning guys - a couple of questions. 1) Pete or Michael, on the assets up in the Rocky Mountains--you made quick comment on them but I'd like to get some additional thoughts there. Obviously, Stone and Basin, most of the focus is in the Gulf of Mexico what's the thought with the Rocky Mountain aspect.

     A. Good morning, Ken. First of all, let me say that our focus remains in the Gulf of Mexico. The total reserves associated with the Rocky Mountains represent about 13% of the combined companies and about 3% of the production. So it's really diminimous to the whole element, but I want to tell you that I have seen several exciting exploration plays up there that I think could be meaningful and impactful and we plan on the cash flow from that division generating the ongoing operations in terms of the exploration plays but our focus is going to stay in the Gulf of Mexico. I do, however, want to say that we have been very impressed with the people that we have seen that Basin has working the Rocky Mountain efforts.

     Q. Pete, let me shift gears--I've pushed on this before, but pro forma, if you look at your CAPEX for 2001 could we get a sense as to what that number might be and then maybe try to explore a little further as to what you might do with the excess cash flow that Jim alluded to that one where you are still looking to make


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            additional property acquisitions there's not much -- you really can't pay down debt, so what's the thoughts there? It 's a nice problem to have.

     A. Let me try to answer that. First of all, you can imagine that we are in the process of confecting a budget for next year. There are a lot of meaningful projects that are ongoing now for both companies. We've targeted something in the range of $240,000,000.00 for CAPEX and we'll be finessing that over the next couple of months as the process goes on. In terms of what are we going to do with the excess, I'd like to address one excess that I never had before and that's a very large prospect inventory of primary term lease blocks. We thinks this gives us a currency that we haven't had before to exchange for interests to farm out so that other people can generate oil and gas reserves for us and also to focus on a very high quality level inventory of prospects on the Basin side that compliments what all of you who know Stone know that I believe is a high quality prospect inventory on our side. So we are going to monitor what prices are doing, but certainly we have a super selection of opportunities to choose from for the foreseeable future.

     Q. Fair enough, although again, if you've got kind of let's call it a $100,000,000.00 of excess cash can you put that to work - you said that $240 was a finesse number, how much higher on the $240 can you go without really straining the combined companies?

     A. Well, as I said we're working on that project and you know that I tend to be on the conservative side of what I tell you guys and I have given you that number now which I think is a pretty firm number in terms of ideas that we have identified but there are a number of acquisition opportunities that will continue to be out there but first things first, we're going to get this deal closed, integrate the people in and then we'll have a good bit of time and next year to look at other opportunities that might be out there for us. Certainly with our financial balance sheet, our balance sheet rather, in the shape that it's in we have more financial flexibility than we've ever had and that's one of the main reasons that Michael and I confected this deal is to give the ongoing company huge financial flexibility.

Response:. That's great. Thanks, I know you're excited about it, it looks great, it looks very creative.

Thank you, Ken.

Ellen Hannen with Bear Stearns please go ahead with your questions.

     Q. Thank you. Just a couple of questions that haven't been touched on yet. Pete are you inheriting any hedges from Basin that we should be aware of, (1) and (2) do you have an idea (kind of off the top of your head) what your estimated merger related one time expenses might be past the closing of the deal?


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     A.     In terms of the hedges, Ellen, we are looking at about 10% of the total production stream combined currently in place and, I'm sorry, could you come back with the second half of that question.

     Q. Before I do, does that include your forward sales or no? That's just straight hedging?

     A.     No, that's straight hedges that are in place and as you know
            Stone has no hedges currently in place beyond the end of this year.

     Q. The second question was do you have an idea of what your estimated merger related expenses kind of a one time charge might be once you close the deal?

     A. (Prince) Yes, Ellen, the merger expenses before the hedges will be about $25,000,000.00.

     A. (Canty) Let me correct a number I gave you--the percentage is actually 7%, not 10.

     Q. Ok. And are there any kind of drop-dead provisions between the two companies or is there a fixed ratio or anything else we should be aware of?

     A.     We believe we're going to confect this deal and get it done.

     Response: Thank you, good deal.

John Myers from Dain Rauscher please go ahead with your questions.

     Q. Yeah, congratulations on both you guy's parts. Is there any break up fees and these types of things out there, Pete?

     A. This is Michael. There is a $15,000,000 break up fee for both companies.

     Q. Just a couple other issues - Pete, do you see any problem in retaining Michael's staff out there because they have been compensated in kind of a different type of basis than your staff has been traditionally compensated on.

     A. Well, first of all let me say that I like all of the people that I've met at Basin. You know our team members are our most important asset and I'm pretty enthusiastic when it comes to dealing one on one with employees. I've already had some great meetings with Basin employees on a hands on workstation related evaluation of their prospects and I'm confident that they are going to be enthused about participating with the Stone family on an ongoing basis.

     Q. Final question, too, and just one thing that you guys have always been short on is 3D seismic obviously Basin brings quite a bit of that and will you continue to have their guys looking at that or will your guys get in there and start looking at some of that seismic data base and does this bring any change in strategy


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            to the company -are you big enough now that you want to look at different areas or geographic regions that you may have not previously?

     A. Well, let me say first, that all the guys are our guys as far as I am concerned and when you see the prospects and how they lay out on top of each other and the properties that we have--we're going from 21 Stone properties to a combined 43 properties in the combined company. I think that the database fits very nicely over extensions that Stone has been looking at. Our properties are very close together and we have many similar ideas that we will pursue aggressively and I'll continue to say what I've said before, while I like the opportunities that I've seen in the Rocky Mountains that the Basin guys have, our primary focus will stay in the Gulf of Mexico and we believe that there are tremendous additional acquisition opportunities in the Gulf and that will be what we look at for the majority of our capital and acquisitions in the future.

     Response:  Thanks guys

John Herlin from Merrill Lynch please go to your questions.

     Q. Yeah, hi Pete, you've already talked about the fact that you get more trading currency here. Ideally, you're talking now about this being more or less a stepping stone type situation where you want to get bigger. How big do you want Stone to be?

     A. Well, my primary focus is on doing things well and there has never been a focus of how big I was at any point in time. This gives us the capacity to do things better than we would have been able to do it previously in that we have a stronger financial position than we previously had; we have more reserves; we have more daily production by 50%; 50% increase in prospect inventory that will grow our reserves; but as you allude to when we look at who we now compare with, the folks that we want to compete head to head with in the future for Gulf of Mexico shelf properties we are now positioned to compete I think with anybody that's out there who has a primary focus in our area. So how big we become depends upon the quality of the opportunity that we have to acquire.

     Q. And then on follow up, in terms of the due diligence, you said that you spent a lot of time looking at these prospects. Do you have any idea in terms of man hours what you did?

     A. We were in there with a full group for a couple of weeks. And when I say we were in there I mean we were on the workstation; we were remapping, correlating logs, looking at the client curves of every well that Basin operates and sharing that information with them so that we know a lot about the combined companies and I think that's one of the unusual aspects of the deal is that they have had some thoughts about our properties as well as we about theirs. So I think that there is going to be some real synergies that come out of the combination of the technical


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            teams because of the fact that we tend to do detailed field studies that look for finding reserves around and beneath big mature fields and they tend to be exploration oriented on new leases and extensions and they are not competitive, but rather complimentary skill sets.

     Response:  Thank you.

Mark Meyer from Simmons & Company please go to your questions.

     Q. Good morning gentlemen, a couple of resource related questions--first, Pete, I know you've got a couple of your core jack ups locked up for long-term contracts. Can you talk a little bit more about looking forward into 2001, does the program accelerate and do you need to pick up some incremental rigs? 2), perhaps you could comment a little bit about how you feel from a staffing standpoint particularly related to operating folks and geo-technical folks in the Gulf of Mexico?

     A. Those are really good questions. Let me say that we are going to go out of the year with eight rigs working for us. That's the highest level that we've ever experienced. We still made commitments to two more rigs last week. We think that that's a critical element of our planning. You can't drill wells if you don't have the iron to get it done with and we've worked in that regard. Phil has already increased his operational staff and it's no secret that Stone is out looking right now for increased operational personnel to compliment the people that will come from Basin. We believe and we've been telling people for the last year that we have a management group in place to run a company twice the size of what we have and there was a reason for that pre-planning on our part. We think we are in place to do what we said we can do.

     Q. Just one follow up. In terms of how we look at the earnings accretion? can you talk a little bit where you are anticipating some cost savings to come from?

     A.     Well, first of all I didn't model any cost savings immediately.
            I mean I think obviously there will be some. But the fact of the matter is that we're going to use our personnel to attack the existing production a little bit more aggressively than it may have been attacked in terms of daily visits to the well. We'll probably upgrade some facilities a little bit since there is a consistency across all the Stone operated properties and there may be a little initial investment in this which I think ultimately will realize some savings.

     Response:  Great, thanks Pete.


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

         Phil Pace with CS First Boston please go ahead with your questions.

     Q. Thanks, congratulations Michael for picking the right partner to combine with I think and congratulations, Pete, for doing an accretive deal. I'm curious to know - I do think the key issue here is cultural. I guess this means, Pete, you're going to be participating in lease sales on a consistent basis going forward. Also curious to know does it change your view on the deep water, shift your strategy at all and have you already calculated if you change the compensation structure for people back to more of a stock and options, has that number been calculated in terms of converting overrides into that, is that an obstacle in your mind or should that be a pretty easy process?

     A. Well, let me stay simplistic on this by saying that I welcome the technical people at Basin I've met and those are the folks that you are asking the questions about--people have existing assignments on properties so I don't think that that's a conflict. I've made commitment to Michael and to his technical group for them to proceed with the March lease sale in the Gulf of Mexico. That will be done as the two companies are combined. I was trying to send a strong signal and I think it was received as I said it. Now we're going to continue to look at opportunities that are out there and certainly lease sale opportunities that will compete with other things that we have to do. So I would really like to say that we're going to look at all competing opportunities and if that means that we would participate in lease sales then that's what we'll do but if there are other things that are more economically compelling that's the way we'd go. But, it's nice to have the ability to go in both directions.

     Q.     Yeah, sure it is, and the deep water?

     A. I think Michael made a very shrewd entry into the deep water by acquiring an interest, albeit a 6.34% net revenue interest, in a deep water project that already had the production infrastructure in place. He bought a number of slots. It's been very successful in terms of the results and it will give us a chance to learn through watching how that's done what the true costs are and it's one of the few opportunities that I've seen where you are able to qualify what the on production costs would be by utilizing an in-place structure. Whether we would do more of that at that scale I would tend to think it would be more at that scale for a while and this hasn't changed my thinking Phil at all about how big our pants have to be to get into the deep water and I'd let Michael jump in and amplify my remarks there.

     A. (Michael) Pete was referring to Mississippi Canyon 110 where we have non-operator interest and that has worked out very very well for us and also in the Main Pass area we've been active. But most of what we also do is in the shallow miocene trend so we've stayed between 50 feet of water and 150 feet of water on approximately 75% of what we do is an area that our geoscientists feel that they know the best and we believe in sticking to our knitting so be focused just like


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

            Pete's organization and Pete was right before. The overlap is when you look at the maps it's pretty stunning how well these two fit together.

     Response:  That's great! Congratulations guys.

Bruce Wilcox from Cumberland Associates please go to your questions.

     Q. Good morning. I'm curious in the $11.50 cash flow proforma indicated figure, what was the actual realized price for the two companies on both commodities that this sort of baked into this number?

     A. (Prince) Basically, Bruce, we have on the Gulf of Mexico about a $0.10 MCF difference on posted prices and on oil it's less than a dollar. Our models were all run on $3.50 MCF gas and $25.00 a barrel oil.

     Q. But does that pertain also to the $11.50 number. I mean you had actual realized prices that incorporated you know whatever hedges and other--you know, I'm just, I want to get underneath the assumptions on the $11.50.

     A. On the $11.50 basically we were coming down with the realized prices in the 2000 model, of course was based upon actual for 9 months.

     Q. Right, and that's what I'm wondering--I mean I'm familiar with your guys with the Stone numbers but I'm not, but I mean were the Basin numbers pretty much at market or were there hedges on...

     A. It was market, in fact their Gulf Coast stuff is just like ours. And I can tell you before the 9 month period ended they were realizing somewhere in a range of $3.78 on gas and $30.32 on oil.

     Q. That's the number I was looking for and just , Jim, can you tell me off the top of your head how those numbers compare to the Stone actual?

     A. The Stone actual are pretty much in line. I think maybe we were a few pennies higher, but really very comparative.

     Q. Ok. So the $3.50 in gas and $25.00 oil then is materially below the year 2000 to date realized in the case of both companies?

     A.     Yes sir.

     Q.     Ok. Who are the Basin reserve engineers?

     A.     Ryder Scott.

     Response:  Ok.  Great, thanks and congratulations to both of you.


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

May Chilton from JP Morgan please go ahead with your questions.

     Q. Good morning. Michael, this is probably a question more directed for you but can you please give us a little bit of background in terms of how the two companies got to talking to one another, how long you've been in discussions and whether you were approached or approached anyone else?

     A. We approached Pete earlier this summer and it was a direct negotiation between the two of us.

     Q. Ok. And if I just run the numbers roughly it looks like you're going to get, the Basin shareholders will get 29% of the merged company but you're providing about 35% of reserves and 33% of production. If you could talk about that a little bit and I was also under the assumption that you're have a pretty good drilling program this year as well.

     A. Absolutely, we're very excited about what we've done this year and we're excited about the production increases after a tough first quarter that we've been able to achieve since then. But we think that the ratios we're dealing with here is clearly a win-win situation for us and what we're looking at is we now can spread the production risk over a much, much larger base of proved producing properties so we have significantly minimized the downside risk in our production base but we have retained the upside through both our exploration prospects and Pete's exploration prospects and case in point is their Narwhal discovery they made just two weeks ago. As Pete indicated they believe it's a significant prospect - David and our geoscientists have been in there mapping it, confirming what he believes in it and we think that it's just a tremendous amount of upside in the deal so we think the exchange rates are quite appropriate and will be a win-win for us.

     (County) Operator, we have time for one more question at this point

     Certainly, Stan Liebman from Petri, Parkman & Company please go ahead with your question.

     It's actually Paul Libeman with Petri Parkman.

     Q. Michael, a couple of questions for you. Given your drilling program year to date and given that the year is pretty much over, do you have any sense of what you think your reserve replacement is going to be this year or where approved reserves might be a year end?

     A. They made it real easy for us last Monday. I have asked Pete to worry about it. I can't say anything about what our reserve replacement will be.

     Q      I'll let you make a full disclosure

     A. I "ll let you make a full disclosure even with 200 people on this line I don't think they would say it's full disclosure Paul.


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

     Q.     Do you have any target for reserve replacement in the year 2000?

     A. We're very pleased with how the year has gone and we've had very good drilling success and that's all I'm really at liberty to say.

     Q. One other question, how many Basin stock options will be accelerated as a result of this deal and what's the waited average exercise price?

     A. Unfortunately, Neil isn't here with me. I will guesstimate it's about one million shares which are almost all of them are in our fully diluted numbers so and the average price I could not tell you, but I believe it's about somewhere between $12 and $14 per share.

     Response:  Okay, thanks!

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT
Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Stone's and Basin's reports filed with the SEC. Stone and Basin disclaim any responsibility to update these forward-looking statements.

ADDITIONAL INFORMATION
Stone and Basin will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Stone free of charge by requesting them in writing from Stone Energy Corporation, 625 East Kaliste Saloom Road, Lafayette, Louisiana 70508, Attention: Corporate Secretary, or by telephone at (337) 237-0410. You may obtain documents filed with the SEC by Basin free of charge by requesting them in writing from Basin Exploration, Inc., 1670 Broadway, Suite 2800, Denver, Colorado, 80202, or by telephone, (303) 685-8000.

Stone and Basin, and their respective directors and executive officers, many be deemed to be participants in the solicitation of proxies from the stockholders of Stone and Basin in connection with the merger. Information about the directors and executive officers of Stone and their ownership of Stone stock is set forth in the proxy statement for Stone's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Basin and their ownership of Basin stock is set forth in the proxy statement for Basin's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.



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